Exhibit 99.2

Financial Report for the Three Months and Nine Months Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and nine month periods ended September 30, 2013 and 2012. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report filed with the SEC on March 28, 2013. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

The disclosure and analysis set forth in this report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

We caution that these and other forward-looking statements included in this report represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this report are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. As a result, the forward-looking events discussed in this report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Recent Developments

Dividend Declaration

On November 13, 2013, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable on December 9, 2013 to shareholders of record as of November 25, 2013. The declaration and payment of dividends is at all times subject to the discretion of the Board and will depend on, among other things, our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as the Board may deem relevant.

Financing

On September 25, 2013, GasLog through its subsidiary GAS-fifteen Ltd. signed a loan agreement with Citibank N.A., London Branch and Citibank International Plc., for a term loan facility of $100,000,000 to partially finance the acquisition of the GasLog Chelsea, which was drawn in full on September 26, 2013.

Fleet Update

On January 28, 2013, March 25, 2013, May 30, 2013 and July 25, 2103 GasLog took delivery of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen, respectively. Each of these LNG carriers has 155,000 cubic meters capacity, tri-fuel diesel electric propulsion and was constructed by Samsung Heavy Industries Co. Ltd. (“Samsung”). All four vessels are chartered out to a subsidiary of BG Group plc (“BG Group”). The first two are chartered out from delivery until 2018 and the third from delivery until 2019 subject to charterer’s option to extend the terms of the charters at specified rates. The fourth vessel is chartered out for three years followed by a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each), and in February 2013 signed time charter agreements with a subsidiary of BG Group for the employment of the aforementioned vessels for ten years starting from the date of their delivery, with charterer options to extend the agreements for additional periods. The vessels are expected to be delivered in the first half of 2016.

In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each) and signed time charter agreements with a subsidiary of BG Group for the employment of the aforementioned vessels for seven years starting from the date of their delivery, with charterer options to extend the agreements for additional periods. The vessels are expected to be delivered in the second half of 2016.

In September 2013, GAS-fifteen Ltd. entered into a memorandum of agreement to acquire the STX Frontier, a 2010-built 153,600 cubic meters LNG Carrier from STX Pan Ocean LNG Pte. Ltd., a Singapore based Company. As of September 30, 2013, the Group paid to the seller $16,000,000 as advance for the vessel’s delivery. The vessel that was renamed to GasLog Chelsea was delivered on October 4, 2013 and the balance of $144,000,000 was paid to the seller.

GasLog has secured an extension of the previously reported options for the construction of up to six (4 priced and 2 unpriced) additional LNG carriers (174,000 cubic meters each) from Samsung until the first quarter of 2014.

The six ships in GasLog’s fleet as of September 30, 2013, performed without any off-hire during the nine months ended September 30, 2013, thereby achieving full utilization for the period.

As of September 30, 2013, the ships under construction at Samsung, with delivery planned for various dates between 2013 and 2016, were on schedule and within budget.

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Overview

We are an international owner, operator and manager of liquefied natural gas (“LNG”) carriers. Our owned fleet consists of 15 wholly-owned LNG carriers, including two ships delivered to us in 2010, five ships delivered in 2013 and eight LNG carriers on order. We currently manage and operate 19 LNG carriers, and we are supervising the construction of our newbuildings. We have secured multi-year and seasonal time charter contracts for six of the ships already delivered to us and six of our eight newbuildings on order. From September 30, 2013 these contracts are expected to provide total contracted revenue of $2.1 billion during their initial terms, which expire between 2015 and 2026.

In addition to our committed order book, we have options to purchase up to six additional LNG carriers from Samsung that expire in the first quarter of 2014, and we have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle. We manage our business and analyze and report our results of operations on the basis of two segments: vessel ownership and vessel management. Our vessel ownership segment generates revenues by chartering our ships to customers on multi-year and seasonal time charters. Our vessel management segment, the operations of which are carried out through our wholly-owned subsidiary GasLog LNG Services Ltd. (“GasLog LNG Services”), generates revenues by offering plan approval and construction supervision services in connection with newbuilding LNG carriers and providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting for our owned fleet as well as the ships in our managed fleet.

Results of Operations & Segment Performance

Three month period ended September 30, 2013 compared to the three month period ended September 30, 2012

	Three month period ended September 30, 2013
	Vessel ownership	Vessel management	Unallocated(1)	Eliminations(2)	Total
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues from external customers	$40,509	$2,667	$—	$—	$43,177
Inter-segment revenues	—	2,142	—	(2,142)	—
Total revenues	40,509	4,809	—	(2,142)	43,177
Vessel operating and supervision costs	(7,800)	(1,804)	—	1,319	(8,285)
Depreciation of fixed assets	(8,264)	(88)	(42)	—	(8,393)
General and administrative expenses	(596)	(1,626)	(2,737)	456	(4,503)
Profit/(loss) from operations	23,850	1,291	(2,778)	(367)	21,996
Financial costs including gain/(loss) on swaps	(11,560)	(8)	(1,720)	—	(13,288)
Financial income	21	—	82	—	102
Share of profit of associate	351	—	—	—	351
Profit/(loss) for the period	$12,662	$1,283	$(4,417)	$(367)	$9,162

	Three month period ended September 30, 2012
	Vessel ownership	Vessel management	Unallocated(1)	Eliminations(2)	Total
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues from external customers	$14,147	$2,788	$—	$—	$16,935
Inter-segment revenues	—	1,197	—	(1,197)	—
Total revenues	14,147	3,985	—	(1,197)	16,935
Vessel operating and supervision costs	(2,880)	(1,720)	—	971	(3,629)
Depreciation of fixed assets	(3,173)	(81)	(35)	—	(3,288)
General and administrative expenses	269	(1,495)	(1,713)	—	(2,938)
Profit/(loss) from operations	8,364	690	(1,748)	(226)	7,079
Financial costs including gain/(loss) on swaps	(4,621)	(14)	(5)	—	(4,640)
Financial income	56	—	425	—	481
Share of profit of associate	3	—	—	—	3
Profit/(loss) for the period	$3,802	$676	$(1,328)	$(226)	$2,924
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(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.
(2)	Eliminations consist of inter-segment revenues, vessel operating costs and general and administrative expenses charged by the vessel management segment to the vessel ownership segment and are eliminated on a Group basis.

During the three month period ended September 30, 2013, we had an average of 5.7 ships operating in our owned fleet, an average of 17.7 ships operating under our technical management (including our 5.7 owned ships) and an average of 3.3 owned ships under construction supervision. During the three month period ended September 30, 2012, we had an average of 2.0 ships operating in our owned fleet, an average of 14.0 ships operating under our technical management (including our 2.0 owned ships) and an average of 5.0 owned ships under construction supervision.

Revenues:

Consolidated revenues increased by 154.90%, or $26.24 million, to $43.18 million during the three month period ended September 30, 2013, from $16.94 million during the three month period ended September 30, 2012. The increase is mainly attributable to an increase in revenues in the vessel ownership segment of $26.36 million.

Vessel ownership segment: In our vessel ownership segment, revenues increased by 186.29%, or $26.36 million, to $40.51 million during the three month period ended September 30, 2013, from $14.15 million during the three month period ended September 30, 2012. The increase is due to the delivery of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen on January 28, 2013, March 25, 2013, May 30, 2013 and July 25, 2013, respectively and the commencement of their charter party agreements with the BG Group.

Vessel management segment: Revenues of GasLog LNG Services increased by 20.55%, or $0.82 million, to $4.81 million from $3.99 million, of which $2.67 million and $2.79 million were from external customers during the three month periods ended September 30, 2013 and 2012, respectively. The increase of $0.94 million in inter-segment revenues is mainly attributable to a $0.54 million increase in management fees and other services provided to the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen and $0.46 million from the commercial management fees in accordance with the commercial management agreements signed in 2013. Revenues from newbuilding supervision, management fees and other services are eliminated on a Group basis. The newbuilding supervision program will be effective until all of our Group newbuildings will be delivered.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 128.37%, or $4.66 million, to $8.29 million during the three month period ended September 30, 2013, from $3.63 million during the three month period ended September 30, 2012. The increase is mainly attributable to an increase of $4.92 million in vessel operating expenses in the vessel ownership segment.

Vessel ownership segment: Vessel operating costs in this segment increased by 170.83%, or $4.92 million, to $7.80 million during the three month period ended September 30, 2013, from $2.88 million during the three month period ended September 30, 2012, primarily due to operating expenses of the four vessels delivered in 2013.

Vessel management segment: Vessel operating and supervision costs of GasLog LNG Services increased slightly by 4.65%, or $0.08 million, to $1.80 million during the three month period ended September 30, 2013, from $1.72 million during the three month period ended September 30, 2012, mainly due to new employees hired to fulfill the planned requirements from our internal customers.

Depreciation of Fixed Assets:

Consolidated depreciation of fixed assets increased by 155.02%, or $5.10 million, to $8.39 million during the three month period ended September 30, 2013, from $3.29 million during the three month period ended September 30, 2012. The increase is mainly attributable to the vessel ownership segment.

Vessel ownership segment: In our vessel ownership segment, depreciation of fixed assets increased by 160.57%, or $5.09 million, to $8.26 million during the three month period ended September 30, 2013, from $3.17 million during the three month period ended September 30, 2012. The increase in depreciation resulted from the depreciation of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen delivered in 2013.

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 53.06%, or $1.56 million, to $4.50 million during the three month period ended September 30, 2013, from $2.94 million during the three month period ended September 30, 2012. The increase is mainly attributable to an increase of $1.03 million in unallocated segment, an increase of $0.87 million in vessel ownership segment and an increase of $0.13 million in vessel management segment.

Vessel ownership segment: General and administrative expenses, net in this segment increased by 322.22%, or $0.87 million, to $0.60 million expense during the three month period ended September 30, 2013, from $0.27 million income during the three month period ended September 30, 2012. The increase in general and administrative expenses is mainly attributable to the commercial management fee that is being eliminated on a Group basis and a decrease in foreign exchange gains. The $0.27 million income in 2012 resulted mainly from foreign exchange gains of $0.30 million.

Vessel management segment: General and administrative expenses in this segment increased by 8.67%, or $0.13 million, to $1.63 million during the three month period ended September 30, 2013, from $1.50 million during the three month period ended September 30, 2012.

Unallocated: Unallocated general and administrative expenses increased by 60.23%, or $1.03 million, to $2.74 million during the three month period ended June 30, 2013, from $1.71 million during the three month period ended September 30, 2012. The increase is mainly attributable to an increase of $1.03 million in personnel costs due to an increase in the number of employees and an increase in other personnel-related expenses related to the planned growth and the reporting and compliance requirements of being a public company.

Financial Costs including Gain/(Loss) on Swaps:

Consolidated financial costs including gain/(loss) on swaps increased by 186.42% or $8.65 million to $13.29 million for the three month period ended

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September 30, 2013, from $4.64 million for the three month period ended September 30, 2012. The increase is mainly attributable to an increase of $6.94 million in the vessel ownership segment and an increase of $1.72 million in the unallocated expenses.

Vessel ownership segment: Financial costs including gain/(loss) on swaps in the segment increased by 150.22%, or $6.94 million, to $11.56 million during the three month period ended September 30, 2013, from $4.62 million during the three month period ended September 30, 2012. The increase in financial costs including gain/(loss) on swaps resulted from an increase of $1.05 million in unrealized loss from interest rate swaps and an increase of $5.89 million in other financial costs including interest expense.

Unrealized loss on swaps, net increased by 60% or $1.05 million, to $2.80 million during the three month period ended September 30, 2013, from $1.75 million during the three month period ended September 30, 2012. The increase is mainly attributable to a $0.54 million increase in loss from the mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss at inception and our interest rate swaps for which hedge accounting was discontinued during 2013 and an amount of $0.58 million that was reclassified from equity to the profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued.

Other financial costs including interest expense increased by 205.23%, or $5.89 million, to $8.76 million during the three month period ended September 30, 2013, from $2.87 million during the three month period ended September 30, 2012. During the three month period ended September 30, 2013, we had an average of $769.85 million of outstanding indebtedness with a weighted average interest rate of 3.92%, and during the three month period ended September 30, 2012, we had an average of $265.73 million of outstanding indebtedness with a weighted average interest rate of 3.93%.

Unallocated: Financial costs including gain/(loss) on swaps in the segment amounted to $1.72 million for the three month period ended September 30, 2013 and mainly relates to the interest expense for the bond issued on June 27, 2013.

Profit for the Period:

Consolidated profit increased by $6.24 million, to $9.16 million for the three month period ended September 30, 2013, from $2.92 million for the three month period ended September 30, 2012 as a result of the aforementioned factors.

Nine month period ended September 30, 2013 compared to the nine month period ended September 30, 2012

	Nine month period ended September 30, 2013
	Vessel ownership	Vessel management	Unallocated(1)	Eliminations(2)	Total
	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$90,076	$7,826	$—	$—	$97,902
Inter-segment revenues	—	5,902	—	(5,902)	—
Total revenues	90,076	13,728	—	(5,902)	97,902
Vessel operating and supervision costs	(18,479)	(6,053)	—	3,795	(20,737)
Depreciation of fixed assets	(18,652)	(249)	(117)	—	(19,017)
General and administrative expenses	(1,046)	(5,604)	(9,787)	507	(15,930)
Profit/(loss) from operations	51,899	1,823	(9,904)	(1,600)	42,218
Financial costs including gain/(loss) on swaps	(6,354)	(35)	(1,790)	—	(8,178)
Financial income	54	—	296	—	351
Share of profit of associate	1,094	—	—	—	1,094
Profit/(loss) for the period	$46,693	$1,788	$(11,397)	$(1,600)	$35,484

	Nine month period ended September 30, 2012
	Vessel ownership	Vessel management	Unallocated(1)	Eliminations(2)	Total
	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$42,133	$8,111	$—	$—	$50,244
Inter-segment revenues	—	3,319	—	(3,319)	—
Total revenues	42,133	11,430	—	(3,319)	50,244
Vessel operating and supervision costs	(7,718)	(5,398)	—	2,774	(10,343)
Depreciation of fixed assets	(9,445)	(232)	(97)	—	(9,773)
General and administrative expenses	(165)	(5,644)	(8,623)	—	(14,432)
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Profit/(loss) from operations	24,805	156	(8,720)	(545)	15,697
Financial (costs)/gains including gain/(loss) on swaps	(15,786)	(41)	(13)	—	(15,840)
Financial income	119	—	806	—	925
Share of profit of associate	761	—	—	—	761
Profit/(loss) for the period	$9,899	$115	$(7,926)	$(545)	$1,543

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.
(2)	Eliminations consist of inter-segment revenues, vessel operating costs and general and administrative expenses charged by the vessel management segment to the vessel ownership segment and are eliminated on a Group basis.

During the nine month periods ended September 30, 2013, we had an average of 4.3 ships operating in our owned fleet, an average of 16.3 ships operating under our technical management (including our 4.3 owned ships) and an average of 4.1 owned ships under construction supervision. During the nine month period ended September 30, 2012, we had an average of 2.0 ships operating in our owned fleet, an average of 14.0 ships operating under our technical management (including our 2.0 owned ships) and an average of 4.2 owned ships under construction supervision.

Revenues:

Revenues increased by 94.86%, or $47.66 million, to $97.90 million during the nine month period ended September 30, 2013, from $50.24 million during the nine month period ended September 30, 2012. The increase is mainly attributable to an increase in revenues in the vessel ownership segment of $47.95 million.

Vessel ownership segment: In our vessel ownership segment, revenues increased by 113.81%, or $47.95 million, to $90.08 million during the nine month period ended September 30, 2013, from $42.13 million during the nine month period ended September 30, 2012. The increase is due to the delivery of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen on January 28, 2013, March 25, 2013, May 30, 2013 and July 25, 2013, respectively and the commencement of their charter party agreement with the BG Group.

Vessel management segment: Revenues of GasLog LNG Services increased by 20.12%, or $2.3 million, to $13.73 million, from $11.43 million, of which $7.83 million and $8.11 million was from external customers, during the nine month periods ended September 30, 2013 and 2012, respectively. The increase of $2.58 million in inter-segment revenues is mainly attributable to an increase of $0.78 million in revenues from newbuilding supervision, a $1.31 million increase in management fees and other services provided to the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen and $0.51 million from commercial management fee in accordance with the commercial management agreements signed in 2013. Revenues from newbuilding supervision, management fees and other services are eliminated on a Group basis. The newbuilding supervision program will be effective until all of our Group newbuildings will be delivered.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 100.58%, or $10.40 million, to $20.74 million during the nine month period ended September 30, 2013, from $10.34 million during the nine month period ended September 30, 2012. The increase is mainly attributable to an increase of $10.76 million in vessel operating expenses in the vessel ownership segment.

Vessel ownership segment: Vessel operating costs in this segment increased by 139.38%, or $10.76 million, to $18.48 million during the nine month period ended September 30, 2013, from $7.72 million during the nine month period ended September 30, 2012, primarily due to operating expenses of the four vessels delivered in 2013.

Vessel management segment: Vessel operating and supervision costs of GasLog LNG Services increased by 12.04%, or $0.65 million, to $6.05 million during the nine month period ended September 30, 2013, from $5.40 million during the nine month period ended September 30, 2012, mainly due to new employees hired to fulfill the planned requirements from our internal customers and due to an increase in the number of the owned ships under construction supervision, which amounts were eliminated in consolidation.

Depreciation of Fixed Assets:

Consolidated depreciation of fixed assets increased by 94.68%, or $9.25 million, to $19.02 million during the nine month period ended September 30, 2013, from $9.77 million during the nine month period ended September 30, 2012. The increase is mainly attributable to the vessel ownership segment.

Vessel ownership segment: In our vessel ownership segment, depreciation of fixed assets increased by 97.35%, or $9.2 million, to $18.65 million during the nine month period ended September 30, 2013, from $9.45 million during the nine month period ended September 30, 2012. The increase in depreciation resulted from the depreciation of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen delivered in 2013.

General and Administrative Expenses:

General and administrative expenses increased by 10.40%, or $1.50 million, to $15.93 million during the nine month period ended September 30, 2013, from $14.43 million during the nine month period ended September 30, 2012. The increase is mainly attributable to an increase of $1.17 million in unallocated segment, an increase of $0.88 million in vessel ownership segment and a decrease of $0.04 million in vessel management segment.

Vessel ownership segment: General and administrative expenses in the segment increased by 517.65%, or $0.88 million, to $1.05 million during the nine month period ended September 30, 2013, from $0.17 million during the nine month period ended September 30, 2012. The increase in general and administrative expenses is mainly attributable to the four vessels delivered in 2013 and the commercial management fee that is eliminated on a Group basis.

Vessel management segment: General and administrative expenses in the segment decreased slightly by 0.71%, or $0.04 million, to $5.60 million during the nine month period ended September 30, 2013, from $5.64 million during the nine month period ended September 30, 2012.

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Unallocated: Unallocated general and administrative expenses increased by 13.57%, or $1.17 million, to $9.79 million during the nine month period ended September 30, 2013, from $8.62 million during the nine month period ended September 30, 2012. The increase is mainly attributable to an increase of $2.49 million in personnel costs due to an increase in the number of employees and an increase in other personnel-related expenses related to the planned growth and the reporting and compliance requirements of being a public company, an increase of $1.01 million in legal and professional services, partially offset by a decrease of $2.02 million in equity-settled compensation expense attributable to the segment because the old plan fully vested upon completion of our initial public offering (“IPO”) while the amortization for the 2013 plan started on April 29, 2013 and a decrease of $0.31 million in all other expenses.

Financial Costs including Gain/(Loss) on Swaps:

Consolidated financial costs including gain/(loss) on swaps decreased by 48.36% or $7.66 million to $8.18 million for the nine month period ended September 30, 2013, from $15.84 million for the nine month period ended September 30, 2012. The decrease is mainly attributable to a decrease in expenses of $9.44 million in the vessel ownership segment, partially offset by an increase of $1.78 million in the unallocated expenses.

Vessel ownership segment: Financial costs including gain/(loss) on swaps in the segment decreased by 59.78%, or $9.44 million, to $6.35 million during the nine month period ended September 30, 2013, from $15.79 million loss during the nine month period ended September 30, 2012. The decrease in financial costs including gain/(loss) on swaps resulted from an increase of $20.32 million in unrealized gain from interest rate swaps partially offset by an increase of $10.89 million in other financial costs including interest expense.

Unrealized gain on swaps, net increased by 290.70% or $20.32 million, to $13.33 million gain during the nine month period ended September 30, 2013, from $6.99 million loss during the nine month period ended September 30, 2012. The increase is mainly attributable to a $20.39 million increase in gain from the mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss at inception and our interest rate swaps for which hedge accounting was discontinued during 2013, a decrease of $1.74 million in loss recognized at inception of the interest swaps, partially offset by a $1.96 million that was reclassified from equity to the profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued.

Other financial costs including interest expense increased by 123.89%, or $10.89 million, to $19.68 million during the nine month period ended September 30, 2013, from $8.79 million during the nine month period ended September 30, 2012. During the nine month period ended September 30, 2013, we had an average of $576.14 million of outstanding indebtedness with a weighted average interest rate of 3.86%, and during the nine month period ended September 30, 2012, we had an average of $272.58 million of outstanding indebtedness with a weighted average interest rate of 3.95%.

Unallocated: Financial costs including gain/(loss) on swaps in the segment increased by $1.78 million, to $1.79 million for the nine month period ended September 30, 2013, from $0.01 million for the nine month period ended September 30, 2012. The increase is mainly related to the interest expense for the bond issued on June 27, 2013.

Financial Income:

Financial income decreased by 62.37%, or $0.58 million, to $0.35 million during the nine month period ended September 30, 2013, from $0.93 million during the nine month period ended September 30, 2012. The decrease is mainly attributable to decreased interest income from our decreased average fixed time deposits.

Profit for the Period:

Profit increased by $33.94 million, to $35.48 million for the nine month period ended September 30, 2013, from $1.54 million for the nine month period ended September 30, 2012 as a result of the aforementioned factors.

Customers

Historically, we have derived nearly all of our revenues from one customer, BG Group. For the nine month period ended September 30, 2013, we received 98.7% of our revenues from BG Group, 0.6% of our revenues from Egypt LNG (an entity in which we have a 25% ownership interest), and 0.7% from another customer. For the nine month period ended September 30, 2012, we received 97.4% of our revenues from BG Group, 1.2% of our revenues from Egypt LNG, and 1.4% from another customer. Royal Dutch Shell plc (“Shell”) will become a customer upon delivery to us from the shipyard (scheduled for dates in 2013 and 2014) of the two new buildings that will be chartered to one of its subsidiaries.

Seasonality

Since our owned ships are employed under multi-year, fixed-rate charter arrangements, with the exception of the GasLog Skagen delivered in July 2013, seasonal trends do not impact the revenues earned by our vessel ownership segment during the year. Seasonality also does not have a significant impact on revenues earned by our vessel management segment, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars with approximately 8% held in euros as of September 30, 2013. On June 21, 2013, we entered into three cross-currency swaps (“CCS”) to exchange interest payments and principal on maturity on the same terms as the NOK denominated bond agreement signed on June 27, 2013 and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the bond. Refer to Note 9 of our unaudited condensed consolidated financial statements for details on our swap arrangements.

As of September 30, 2013, we had $236.41 million of cash and cash equivalents, of which $3.12 million was held in a retention account in connection with the next installment and interest payment due under the credit facilities entered into by our subsidiaries GAS-two Ltd. and GAS-three Ltd. and $180.11 million was held in time deposits. Moreover, as of September 30, 2013, we had $39 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

Our sources of funds have been contributions from our shareholders (prior to our IPO), proceeds from sales of our shares, operating cash flows and long-term borrowings including bank loans and bonds.

6

As of September 30, 2013, we had an aggregate of $924.65 million of indebtedness outstanding under five credit agreements, of which $96.75 million is repayable within one year, which includes $39.49 million under the revolving credit facility, and we had $83.43 million outstanding under our bond that is payable in June 2018.

As of September 30, 2013 there is an undrawn amount of $10.51 million from the revolving credit facility of GAS-two Ltd. which drawing is available if the market value of the vessel is at least 72.5% of the vessel’s outstanding indebtedness. In addition, there are two loan facilities with an aggregate undrawn amount of $579 million available to finance a portion of the contract prices of four of our newbuildings on their deliveries.

Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings and service our existing debt. As of September 30, 2013, our commitments for capital expenditures are related to the eight LNG carriers on order and the GasLog Chelsea, which have a gross aggregate contract price of approximately $1.75 billion. As of September 30, 2013, the outstanding commitments for the eight newbuildings on order was $1.44 billion, that will be funded with available cash, cash from operations, existing debt facilities and other financings. As of September 30, 2013, the outstanding $144 million commitment for GasLog Chelsea was funded by the $100 million loan drawn in September 2013 and available cash. We also have options to acquire up to six additional newbuilding LNG carriers that expire in the first quarter of 2014. In the event we decide to exercise these options, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of September 30, 2013, our current assets totaled $281.17 million while current liabilities totaled $139.49 million, resulting in a positive working capital position of $141.68 million.

Cash Flows

Nine month period ended September 30, 2013 compared to the nine month period ended September 30, 2012

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the nine month period ended September 30,
	2013	2012
	(in thousands of U.S. dollars)
Net cash from operating activities	$55,973	$12,401
Net cash used in investing activities	(650,211)	(300,150)
Net cash from financing activities	718,898	295,021

The net cash movements during the nine month period ended September 30, 2013 differ significantly from those of the nine month period ended September 30, 2012 in line with the Company’s planned growth and fleet expansion.

Net Cash From Operating Activities

Net cash from operating activities increased by $43.57 million, to $55.97 million in the nine month period ended September 30, 2013, from $12.4 million during the nine month period ended September 30, 2012. The increase of $43.57 million was due to an increase of $61.52 million in revenue collections, favorable changes in cash from ship management creditors amounting to $1.26 million and a decrease of $4.49 million in security collaterals, partially offset by an increase of $15.40 million in payments for general and administrative expenses, operating expenses and inventories and an increase of $8.30 million in cash paid for interest.

Net Cash Used In Investing Activities

Net cash used in investing activities increased by $350.06 million, to $650.21 million in the nine month period ended September 30, 2013, from $300.15 million in the nine month period ended September 30, 2012. The increase is mainly attributable to a $629.42 million increase in payments for the construction costs of newbuildings, partially offset by a $1.1 million decrease in payments for other tangible assets, the net decrease in short-term investments of $276.92 million, an increase of $0.29 million in interest income received, an increase of $0.69 million of dividends we received from Egypt LNG and $0.36 million we received from Egypt LNG as a return of capital.

Net Cash From Financing Activities

Net cash from financing activities increased by $423.88 million, to $718.90 million in the nine month period ended September 30, 2013, from $295.02 million in the nine month period ended September 30, 2012. The increase is mainly attributable to $882.2 million drawn from our bank loan facilities and the bond (2012: nil) and a decrease of $1.27 million in payment of loan issuance costs, partially offset by the dividend payments of $20.74 million (2012: nil) and an increase of $109.45 million in bank loan repayments. The increase in cash from financing activities in the nine month period ended September 30, 2012 was further affected by the net IPO proceeds of $310.74 million and the capital contributions received from our pre-IPO shareholders of $18.66 million (2013: nil).

Contracted Charter Revenues

The following table summarizes GasLog’s contracted charter revenues and vessel utilization within the vessel ownership segment as of September 30, 2013.

7

	On and after October 1,	For the years
	2013	2014	2015	2016	2017-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues (1)(2)(3)(4)(5)	$43.90	$207.77	$210.51	$246.76	$1,408.87	$2,117.81

Total contracted days (1)	574	2,740	2,768	3,141	17,249	26,472
Total available days(6)	655	3,106	3,867	4,697	55,601	67,926
Total unfixed days(7)	81	366	1,099	1,556	38,352	41,454

Percentage of total contracted days/total available days (1)	87.63%	88.22%	71.58%	66.87%	31.02%	38.97%

(1)

Reflects time charter revenues and contracted days for the two LNG carriers delivered to us in 2010, the four LNG carriers delivered to us in 2013 and the six LNG carriers on order for which we have secured time charters. Calculations assume (i) that all the LNG carriers on order are delivered on schedule and (ii) 30 off-hire days when the ship undergoes scheduled drydocking.

(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.

(3)

For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. No special adjustments are assumed under those time charter contracts.

(4)	For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for these charters include an estimate of the amount of the operating cost component and the management fee component.

(5)	Revenue calculations assume no exercise of any option to extend the terms of charters.
(6)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.
(7)

Represents available days for the two newbuildings on order and the GasLog Chelsea for which no charter has been signed as of September 30, 2013 plus available days for other ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters). Does not reflect the short-term charter party agreements for the GasLog Chelsea signed after September 30, 2013.

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of September 30, 2013 for the ten ships in our owned fleet for which we have secured time charters, including the contracts for four of our LNG carriers on order that are scheduled to be delivered on various dates between 2013 and 2016. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after September 30, 2013. The table reflects only our contracted charter revenues for the ten ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for our two LNG carriers on order and the GasLog Chelsea for which we have not yet secured time charter contracts or any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive periods at comparable charter hire rates. The entry into time charter contracts for the two remaining newbuildings on order or the GasLog Chelsea or any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenues, a decrease in the number of unfixed days and an increase in the utilization rates for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report filed with the SEC on March 28, 2013. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report filed on March 28, 2013 and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this report.

8

GASLOG LTD.

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2012 and September 30, 2013

(All amounts expressed in U.S. Dollars)

	Note	December 31, 2012	September 30, 2013
Assets		(restated) (1)
Non-current assets
Goodwill		9,511,140	9,511,140
Investment in associate		6,856,144	6,700,090
Deferred financing costs		24,278,983	15,731,242
Other non-current assets		4,071,071	2,174,908
Derivative financial instruments	9	—	4,188,808
Tangible fixed assets	3	426,879,545	1,176,662,381
Vessels under construction and advances for vessels	3	217,321,572	166,902,483
Total non-current assets		688,918,455	1,381,871,052
Current assets
Trade and other receivables		2,431,852	2,671,608
Dividends receivable and due from related parties	5	859,121	326,889
Inventories		480,554	1,522,427
Prepayments and other current assets		425,385	1,242,141
Short-term investments		104,674,150	39,000,000
Cash and cash equivalents		110,978,315	236,409,634
Total current assets		219,849,377	281,172,699
Total assets		908,767,832	1,663,043,751
Equity and liabilities
Equity
Share capital		628,632	628,632
Contributed surplus		621,879,379	614,964,431
Reserves	9,10	(11,049,090)	(5,790,150)
(Accumulated deficit)/Retained earnings		(8,187,530)	13,467,014
Equity attributable to owners of the Group		603,271,391	623,269,927
Current liabilities
Trade accounts payable		1,794,300	4,411,447
Ship management creditors		850,680	1,016,290
Amounts due to related parties	5	121,663	55,310
Derivative financial instruments	9	7,144,738	12,532,131
Other payables and accruals	7	15,094,483	28,513,677
Borrowings—current portion	4	25,753,343	92,962,146
Total current liabilities		50,759,207	139,491,001
Non-current liabilities
Derivative financial instruments	9	24,183,718	4,506,454
Borrowings—non-current portion	4	228,514,890	895,108,306
Other non-current liabilities		2,038,626	668,063
Total non-current liabilities		254,737,234	900,282,823
Total equity and liabilities		908,767,832	1,663,043,751

(1) Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Note 2).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2012 and 2013

(All amounts expressed in U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013
Revenues		16,935,004	43,176,697	50,244,406	97,901,901
Vessel operating and supervision costs		(3,629,299)	(8,285,076)	(10,342,516)	(20,736,561)
Depreciation of fixed assets	3	(3,288,480)	(8,393,019)	(9,773,311)	(19,017,387)
General and administrative expenses	6	(2,938,036)	(4,502,603)	(14,431,881)	(15,929,831)
Profit from operations		7,079,189	21,995,999	15,696,698	42,218,122

Financial costs including gain/(loss) on swaps	9	(4,639,598)	(13,287,641)	(15,840,044)	(8,178,268)
Financial income		481,265	102,348	925,124	350,640
Share of profit of associate		3,138	350,816	761,153	1,093,946
Total other expense		(4,155,195)	(12,834,477)	(14,153,767)	(6,733,682)
Profit for the period		2,923,994	9,161,522	1,542,931	35,484,440

Earnings per share – basic and diluted	12	0.05	0.15	0.03	0.56

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income

For the three and nine months ended September 30, 2012 and 2013

(All amounts expressed in U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013
Profit for the period		2,923,994	9,161,522	1,542,931	35,484,440
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	9	(7,163,234)	(2,696,868)	(17,129,518)	2,992,345
Net change in fair value of cash flow hedges reclassified to profit or loss	9	—	578,861	—	1,958,081
Other comprehensive (loss)/income for the period		(7,163,234)	(2,118,007)	(17,129,518)	4,950,426
Total comprehensive (loss)/income for the period		(4,239,240)	7,043,515	(15,586,587)	40,434,866

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the nine months ended September 30, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	Share capital	Contributed surplus	Equity-settled employee benefits reserve	Other reserves	(Accumulated deficit)/Retained earnings	Total

Balance at January 1, 2012 (as previously reported)	391,015	300,715,852	7,571,357	(5,826,940)	(12,437,763)	290,413,521
Actuarial gain adjustment (see note 2)	—	—	—	80,072	—	80,072
Balance at January 1, 2012 (as restated)	391,015	300,715,852	7,571,357	(5,746,868)	(12,437,763)	290,493,593
Capital contributions	—	18,662,935	—	—	—	18,662,935
Net proceeds from initial public offering (“IPO”) and private placement	237,617	309,540,157	—	—	—	309,777,774
Expense recognized in respect of equity-settled employee benefits	—	—	3,167,652	—	—	3,167,652
Profit for the period	—	—	—	—	1,542,931	1,542,931
Other comprehensive loss for the period	—	—	—	(17,129,518)	—	(17,129,518)
Total comprehensive (loss)/income for the period	—	—	—	(17,129,518)	1,542,931	(15,586,587)
Balance at September 30, 2012 (as restated)	628,632	628,918,944	10,739,009	(22,876,386)	(10,894,832)	606,515,367

Balance at January 1, 2013 (as previously presented)	628,632	621,879,379	10,739,009	(21,819,767)	(8,216,944)	603,210,309
Actuarial gain adjustment (see note 2)	—	—	—	31,668	29,414	61,082
Balance at January 1, 2013 (as restated)	628,632	621,879,379	10,739,009	(21,788,099)	(8,187,530)	603,271,391
Dividend declared ($0.33 per share)	—	(6,914,948)	—	—	(13,829,896)	(20,744,844)
Expense recognized in respect of equity-settled employee benefits	—	—	308,514	—	—	308,514
Profit for the period	—	—	—	—	35,484,440	35,484,440
Other comprehensive income for the period	—	—	—	4,950,426	—	4,950,426
Total comprehensive income for the period	—	—	—	4,950,426	35,484,440	40,434,866
Balance at September 30, 2013	628,632	614,964,431	11,047,523	(16,837,673)	13,467,014	623,269,927

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	For the nine months ended
	September 30, 2012	September 30, 2013
Cash flows from operating activities:
Profit for the period	1,542,931	35,484,440
Adjustments for:
Depreciation of fixed assets	9,773,311	19,017,387
Share of profit of associate	(761,153)	(1,093,946)
Financial income	(925,124)	(350,640)
Financial costs including gain/(loss) on swaps	15,840,044	8,178,268
Unrealized foreign exchange losses/(gains) on cash and cash equivalents and short-term investments	176,657	(675,257)
Non-cash employee benefits	3,481,090	308,514
	29,127,756	60,868,766
Movements in working capital	(8,260,438)	11,868,260
Cash provided by operations	20,867,318	72,737,026
Interest paid	(8,466,013)	(16,764,524)
Net cash from operating activities	12,401,305	55,972,502
Cash flows from investing activities:
Payments for tangible fixed assets, vessels under construction and advances for vessels	(89,933,799)	(718,251,336)
Dividends received from associate	950,000	1,640,027
Return of contributed capital from associate	—	359,973
Purchase of short-term investments	(211,347,592)	(40,469,200)
Maturity of short-term investments	—	106,046,500
Financial income received	181,109	462,933
Net cash used in investing activities	(300,150,282)	(650,211,103)
Cash flows from financing activities:
Payment of IPO costs	(3,515,267)	—
Proceeds from bank loans and bond	—	882,199,966
Bank loan repayments	(20,554,071)	(130,002,113)
Payment of loan issuance costs	(13,827,574)	(12,555,197)
Proceeds from sale of common shares	314,255,049	—
Dividends paid	—	(20,744,844)
Capital contributions	18,662,935	—
Net cash from financing activities	295,021,072	718,897,812
Effects of exchange rate changes on cash and cash equivalents	(628,385)	772,108
Increase in cash and cash equivalents	6,643,710	125,431,319
Cash and cash equivalents, beginning of the period	20,092,909	110,978,315
Cash and cash equivalents, end of the period	26,736,619	236,409,634

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2012 and 2013

(All amounts expressed in U.S. Dollars)

1. Organization and Operations

GasLog Ltd was incorporated in Bermuda on July 16, 2003. GasLog Ltd. and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, Greece, and Monaco. The registered office of GasLog Ltd. is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog Ltd. is controlled by Blenheim Holdings Ltd. (“Blenheim Holdings”), an entity registered in Bermuda, which holds 50.89% interest in GasLog Ltd. and accordingly, can control the outcome of matters on which shareholders are entitled to vote. Blenheim Holdings is controlled by Ceres Shipping Ltd. (“Ceres Shipping”) an entity also registered in Bermuda. The ultimate controlling party of the Group at September 30, 2013 was Mr. Peter G. Livanos, who holds 51.23% interest in GasLog Ltd., directly and indirectly through Ceres Shipping’s majority ownership interest in Bleinheim Holdings, and through Falconera Navigation Inc. (“Falconera”). Falconera is a Panama company, which may be deemed attributable to Mr. Livanos because he is an officer and a board member of Falconera.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog Ltd. and its subsidiaries. All subsidiaries were 100% held (either directly or indirectly) by GasLog Ltd. The Group structure as of September 30, 2013 was as follows:

Name	Place of incorporation	Principal activities	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	Holding company	—	—
GasLog Carriers Ltd.	Bermuda	Holding company	—	—
GasLog Shipping Company Ltd.	Bermuda	Holding company	—	—
GasLog LNG Services Ltd.	Bermuda	Vessel management services	—	—
GasLog Monaco S.A.M.	Monaco	Service company	—	—
GAS-one Ltd.	Bermuda	Vessel-owning company	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	Vessel-owning company	GasLog Singapore	July 2010
GAS-three Ltd.	Bermuda	Vessel-owning company	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	Vessel-owning company	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	Vessel-owning company	GasLog Sydney	May 2013
GAS-six Ltd.	Bermuda	Vessel-owning company	GasLog Skagen	July 2013
GAS-seven Ltd.	Bermuda	Vessel-owning company	Hull No. 2041	Q4 2013(1)
GAS-eight Ltd.	Bermuda	Vessel-owning company	Hull No. 2042	Q2 2014(1)
GAS-nine Ltd.	Bermuda	Vessel-owning company	Hull No. 2043	Q4 2014(1)
GAS-ten Ltd.	Bermuda	Vessel-owning company	Hull No. 2044	Q1 2015(1)
GAS-eleven Ltd.	Bermuda	Vessel-owning company	Hull No. 2072	Q1 2016(1)
GAS-twelve Ltd.	Bermuda	Vessel-owning company	Hull No. 2073	Q2 2016(1)
GAS-thirteen Ltd.	Bermuda	Vessel-owning company	Hull No. 2102	Q3 2016(1)
GAS-fourteen Ltd.	Bermuda	Vessel-owning company	Hull No. 2103	Q4 2016(1)
GAS-fifteen Ltd.	Bermuda	Vessel-owning company	GasLog Chelsea	October 2013
GasLog LNG Employee Incentive Scheme Ltd.	Bermuda	Dormant	—	—
GasLog Shipping Limited	BVI	Dormant	—	—
Associates:
Egypt LNG Shipping Ltd.	Bermuda	Vessel-owning company	Methane Nile Eagle	December 2007

(1)	For newbuildings, expected delivery dates are presented.
F-7

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2012. On November 13, 2013 GasLog Ltd.’s Board of Directors authorized the unaudited condensed consolidated financial statements for issuance and filing.

The unaudited condensed consolidated financial statements have been presented in U.S. dollars (“USD”), which is the functional currency of the Group.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2012, except as noted below.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

In May 2011, the IASB issued IFRS 13 Fair Value Measurement which establishes a single source of guidance for fair value measurements under IFRS standards. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. Following the adoption of this standard, the Group adjusted its derivative liabilities fair values to reflect its credit risk. The fair value as determined by the forecasted expected cash flows discounted with the risk-free interest rate was further adjusted to incorporate the Group’s own credit risk and the credit risk of the counterparties. The Group’s own credit risk is estimated by taking into account the credit rating of other companies in the LNG Industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group received from its lenders as part of the margin setting for the new loan agreements. For counterparties’ credit risk, either the credit default swap rates were obtained from public information or, if not available, the credit rating of the counterparties was used. The new standard is effective for fiscal years beginning on or after January 1, 2013. As of September 30, 2013, due to the fact that the Group’s rating was lower than the rating of its counterparties, the adoption of IFRS 13 has resulted in the Group’s Derivative financial instruments liabilities being decreased by $35,519, Derivative financial instruments assets being increased by $475,657, Other comprehensive income being increased by $697,716 and the Gain on interest rate swaps, net for the period ended September 30, 2013 being decreased by $186,540.

In May 2011 the IASB issued standards relating to consolidated financial statements, including IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, and amendments to IAS 27 Consolidated and Separate Financial Statements, and IAS 28 Investments in Associates and Joint Ventures. These standards and amendments, among other things, update the definition of control under IFRS and consolidate the disclosure requirements for interests in other entities and were effective for fiscal years beginning on or after January 1, 2013, with retrospective application required. These standards and amendments did not have any impact on the Group’s financial results and position.

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits that change the accounting for defined benefit plans and termination benefits. Following the adoption of these changes, the Group recognizes changes in defined benefit obligations when they occur, thus eliminating the “corridor approach” permitted under the previous version of IAS 19 which the Group previously applied. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income. The revised standard is effective for annual periods beginning on or after January 1, 2013. The amendments of IAS 19 have been applied retrospectively. The change in accounting policy resulted in unrecognized actuarial gains of $80,072 as of January 1, 2012 being recognized. As of December 31, 2012, the change in this accounting policy has resulted in the Group’s reserves being increased by $31,668, Other non-current liabilities being decreased by $61,082 and the General and administrative expenses for the year ended December 31, 2012 being decreased by $29,414. As of September 30, 2013, the change in accounting policy has resulted in the Group’s opening reserves being increased by $31,668, the Other non-current liabilities being decreased by $62,504, the Retained Earnings being increased by $29,414 and the General and administrative expenses for the period ended September 30, 2013 being increased by $1,422.

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements, which provides guidance on the presentation of items contained in other comprehensive income and their classification within other comprehensive income. The amendments to IAS 1 introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1 that are effective for the annual periods beginning on or after July 1, 2012, the income statement was renamed as statement of profit or loss. In addition, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. The presentation of items of other comprehensive income has been modified accordingly. Other than the above mentioned presentation changes which were applied retrospectively, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

In December 2011, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures, which introduces disclosure requirements about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangements, even if they are not set off under IAS 32 Financial Instruments: Presentation. The amendments of IFRS 7 that are effective for the fiscal year beginning on January 1, 2013 did not have any impact on the Group’s unaudited condensed consolidated financial statements.

In May 2012, the IASB issued the Annual Improvements to IFRSs—2009-2011 Cycle, which contains amendments to its standards and the related Basis for Conclusions. It includes changes to IFRS 1 First Time Adoption of International Reporting Standards, IAS 1 Presentation of Financial Statements, IAS 16 Property Plant and Equipment, IAS 32 Financial Instruments: Presentation and IAS 34 Interim Financial Reporting. These amendments that are effective for the fiscal year beginning on January 1, 2013 did not have any impact on the Group’s unaudited condensed consolidated financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires

F-8

a financial liability to be classified as either at fair value through profit or loss or at amortized cost. The new standard is effective for annual periods beginning on or after January 1, 2015, with retrospective application required. Management is currently evaluating the impact of this standard.

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation, which clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The standard is effective for fiscal years beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the financial statements as it relates to additional disclosures.

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets on the impairment of non-financial assets. This amendment removes the requirement of disclosure of the recoverable amount of an asset or cash generating unit when there is no impairment loss and requires disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed during the period. The amended standard is effective for annual periods beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard is not expected to have a material impact on the financial statements as it relates to a change in disclosures.

In June 2013, the IASB published a limited scope amendment to IAS 39 Financial Instruments: Recognition and Measurement and the forth coming chapter on hedge accounting in IFRS 9 Financial Instruments. This amendment provides some relief from the requirement to cease hedge accounting when a derivative is required to be novated to a central counterparty or entity acting in a similar capacity, under certain circumstances. The amended standard is effective for annual periods beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Tangible Fixed Assets, Vessels under Construction and Advances for Vessels

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction and Advances for vessels
Cost
At January 1, 2013	456,920,921	2,737,564	459,658,485	217,321,572
Additions	—	258,601	258,601	718,122,533
Transfer from vessels under construction	768,541,622	—	768,541,622	(768,541,622)
At September 30, 2013	1,225,462,543	2,996,165	1,228,458,708	166,902,483

Accumulated depreciation
At January 1, 2013	31,625,854	1,153,086	32,778,940	—
Depreciation expense	18,651,664	365,723	19,017,387	—
At September 30, 2013	50,277,518	1,518,809	51,796,327	—

Net book value
At September 30, 2013	1,175,185,025	1,477,356	1,176,662,381	166,902,483
At December 31, 2012	425,295,067	1,584,478	426,879,545	217,321,572

Vessels with an aggregate carrying amount of $1,175,185,025 as of September 30, 2013 (December 31, 2012: $425,295,067) have been pledged as collateral under the terms of the Group’s loan agreements.

Vessels under construction and advances for vessels

In May 2010, GAS-three Ltd. and GAS-four Ltd. entered into shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each) with Samsung Heavy Industries Co. Ltd. (“Samsung”). The first vessel, the GasLog Shanghai, was delivered on January 28, 2013 and the second vessel, the GasLog Santiago, was delivered on March 25, 2013.

In 2011, GAS-five Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung for the construction of six LNG Carriers (155,000 cubic meters each). The first two vessels, the GasLog Sydney and the GasLog Skagen were delivered on May 30, 2013 and July 25, 2013, respectively. The remaining four vessels are scheduled to be delivered on various dates between 2013 and 2015.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first half of 2016.

In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2016.

In September 2013, GAS-fifteen Ltd. entered into a memorandum of agreement to acquire the STX Frontier, a 2010-built 153,600 cubic meters LNG Carrier from STX Pan Ocean LNG Pte. Ltd., a Singapore based Company. As of September 30, 2013, the Group paid to the seller $16,000,000 as advance for the vessel’s delivery. The vessel that was renamed to GasLog Chelsea was delivered on October 4, 2013.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of September 30, 2013, the Group has paid to the shipyard $148,611,500 for the vessels that are under construction and expects to pay the remaining installments as they come due based on the shipbuilding contracts (Note 8).

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The details of cumulative vessels under construction costs and advances for vessels as of December 31, 2012 and September 30, 2013 were as follows:

	December 31, 2012	September 30, 2013
Progress shipyard installment payments	210,125,000	148,611,500
Special bonus	3,800,000	—
Onsite supervision costs	3,496,981	1,572,061
Shipyard commission	(1,988,450)	(931,938)
Spare parts, equipment and other vessel delivery expenses	1,888,041	1,650,860
Advances for vessels	—	16,000,000
Total	217,321,572	166,902,483

4. Borrowings

	December 31, 2012	September 30, 2013
Amounts due within one year	26,482,891	96,751,184
Less: unamortized deferred loan issuance costs	(729,548)	(3,789,038)
Loans – current portion	25,753,343	92,962,146
Amounts due after one year	229,176,900	911,330,914
Less: unamortized deferred loan issuance costs	(662,010)	(16,222,608)
Loans – non-current portion	228,514,890	895,108,306
Total	254,268,233	988,070,452

Bank Loans

On January 18, 2013 and March 19, 2013, GasLog through its subsidiaries GAS-three Ltd. and GAS-four Ltd. drew down $272,500,000 in total from the loan facility with DNB Bank ASA and Export-Import Bank of Korea signed in March 2012 for the financing of the GasLog Shanghai and the GasLog Santiago.

On May 17, 2013, GasLog through its subsidiary GAS-two Ltd. signed a loan agreement with DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ) for a term loan facility of up to $110,000,000 and a revolving credit facility of up to $50,000,000 for the purpose of refinancing the facility of GAS-two Ltd. with DnB Nor Bank ASA, National Bank of Greece and UBS AG which was due to mature in March 2014 (“existing facility”) and for general corporate purposes. Total amount drawn under the term loan and the revolving credit facility should not exceed 72.5% of the vessel’s value. The term loan is repayable in 20 equal quarterly installments of $2,500,000, together with a balloon installment of $60,000,000 due with the final installment in 2018. The revolving credit facility is available for drawing on a fully revolving basis in minimum amounts of $5,000,000 until three months prior to the maturity date in May 2018. On May 28, 2013, GAS-two Ltd. drew down $110,000,000 from the term loan facility and repaid the outstanding amount of the existing facility of GAS-two Ltd. of $101,443,442. On September 25, 2013, GAS-two Ltd. drew down $39,493,750 from the revolving credit facility.

On May 24, 2013 and July 19, 2013, GasLog through its subsidiaries GAS-five Ltd. and GAS-six Ltd. drew down $277,000,000 in total from the loan facility with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC signed in October 2011 for the financing of the GasLog Sydney and the GasLog Skagen.

On September 25, 2013, GasLog through its subsidiary GAS-fifteen Ltd. signed a loan agreement with Citibank N.A., London Branch and Citibank International Plc., for a term loan facility of $100,000,000 to partially finance the acquisition of the GasLog Chelsea. The loan is repayable in nine equal semi-annual installments of $3,335,000, together with a balloon installment of $69,985,000 due with the final installment in 2018. On September 26, 2013, GAS-fifteen Ltd. drew down $100,000,000 from the loan.

Deferred financing costs that comprise commitments, arrangement, structuring, legal and agency fees of $17,587,098 were classified contra to debt on the drawdown dates during the nine months period ended September 30, 2013. Such fees are deferred and amortized to financial costs over the expected life of the related debt, using the effective interest method.

In June and July 2013, GasLog, as corporate guarantor for all the loan facilities entered into supplemental agreements with all the respective banks whereby the ratio of total indebtedness divided by total capitalization was amended to a maximum percentage of 75% from 65% that was initially agreed. A total amendment fee of $1,499,768 was charged to the Company.

The main terms of the Company’s loan facilities have been disclosed in the annual financial statements for the year ended December 31, 2012. Refer to Note 12 “Bank Loans”. During the nine months ended September 30, 2013, repayments related to the loan facilities of $28,558,671 (nine months ended September 30, 2012: $20,554,071) were made in accordance with repayment terms, in addition the existing facility of GAS-two Ltd. was repaid and a new facility entered into as mentioned above.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value.

Senior Unsecured Notes

On June 27, 2013, GasLog issued a senior unsecured bond of NOK 500,000,000 ($83,206,216) that will mature on June 27, 2018 (the “Bond”). The Bond bears interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. The carrying amount of the Bond, net of unamortized financing costs, as of September 30, 2013 is $80,947,824 while its fair value is $83,430,669 based on a NOK/USD exchange rate of 0.1669 as of

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September 30, 2013. GasLog may redeem the Bond in whole or in part as follows (Call Option): (a) with settlement date at any time from June 27, 2016 to but not included June 27, 2017 at 105.00% of par plus accrued interests on redeemed amount, (b) with settlement date at any time from June 27, 2017 to but not including December 27, 2017 at 103.00% of par plus accrued interests on redeemed amount, and (c) with settlement date at any time from December 27, 2017 to but not including the maturity date at 101.75% of par plus accrued interests on redeemed amount.

GasLog as issuer of the Bond is required to comply at all times with the following financial covenants:

(i)	beginning on December 31, 2013, the ratio of EBITDA over debt service obligations (including interest, loan fees and debt repayments), on a trailing four quarter basis must be no less than 110%;
(ii)	total debt divided by total assets must not exceed 75%;
(iii)	dividend payments may not exceed 50% of net profit of the previous fiscal year, notwithstanding this restriction GasLog may make certain distributions in 2013 and 2014 up to a maximum of $0.60 per share per annum subject to GasLog maintaining, after such distributions, consolidated “free liquidity” of not less than the greater of (a) $20,000,000 and (b) 4% of total indebtedness;
(iv)	the Group’s market adjusted net worth must at all times exceed $350,000,000; and
(v)	the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of total indebtedness or $20,000,000.

5. Related Party Transactions

The Group had the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Dividends receivable and due from related parties

	December 31, 2012	September 30, 2013
Dividends receivable from associate	750,000	—
Other receivables	109,121	326,889
Total	859,121	326,889

The other receivables due from related parties of $326,889 as of September 30, 2013 (December 31, 2012: $109,121) are due from various related entities for payments processed and paid to various vendors on their behalf by the Group, as well as management and accounting services performed by GasLog LNG Services Ltd. and shipyard commissions due from DryLog Investments Ltd. pursuant to a commission agreement with Samsung.

Liabilities

	December 31, 2012	September 30, 2013
Ship management creditors	353,695	—
Amounts due to related parties	121,663	55,310

Ship management creditors’ liability as of December 31, 2012 includes cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $55,310 as of September 30, 2013 (December 31, 2012: $121,663) represent expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

6. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013
Employee costs	1,950,939	3,100,761	6,525,961	9,883,219
Board of directors’ fees	216,250	341,340	648,750	938,840
Expense recognized in respect of equity-settled share-based payments	—	184,307	3,167,652	308,514
Rent and utilities	241,785	271,634	879,378	824,125
Travel and accommodation	397,388	281,869	944,823	947,116
Legal and professional fees	429,316	597,197	1,217,355	2,187,368
Foreign exchange differences, net	(625,791)	(585,549)	157,644	(468,767)
Other expenses	328,149	311,044	890,318	1,309,416
Total	2,938,036	4,502,603	14,431,881	15,929,831

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

F-11

	December 31, 2012	September 30, 2013
Social contributions	979,186	642,483
Unearned revenue	4,762,967	14,137,648
Accrued legal and professional fees	706,375	778,638
Accrued board of directors’ fees	432,500	335,000
Accrued employee costs	4,225,453	3,449,678
Other accruals	875,364	2,535,899
Accrued financing cost	1,921,362	3,208,880
Accrued interest	1,191,276	3,425,451
Total	15,094,483	28,513,677

8. Commitments and Contingencies

(a)	At September 30, 2013 the Group had the following commitments relating to buildings under operating leases:

September 30, 2013
Operating leases
Not later than one year	630,512
Later than one year and not later than three years	624,148
Total	1,254,660

(b)	Commitments relating to the vessels under construction and purchase of the second-hand vessel (Note 3) at September 30, 2013 were as follows:

September 30, 2013
Vessels under construction and second-hand vessel
Not later than one year	519,062,500
Later than one year and not later than three years	908,714,000
Later than three years and not later than five years	158,592,000
Total	1,586,368,500

(c)	Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of September 30, 2013 are as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

September 30, 2013
Revenues
Not later than one year	167,322,748
Later than one year and not later than three years	310,118,237
Later than three years and not later than five years	173,823,519
More than five years	75,030,687
Total	726,295,191

Future gross minimum revenues disclosed in the above table excludes the revenues of the vessels that are under construction and the GasLog Chelsea delivered in October 2013 (Note 3) and exclude commission payable to brokers.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

9. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2012	September 30, 2013
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	—	461,989
Financial liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	3,726,819
Total	—	4,188,808
Derivative financial instruments, non-current asset	—	4,188,808
Total	—	4,188,808

F-12

The fair value of the derivative liabilities is as follows:

	December 31, 2012	September 30, 2013
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	26,709,404	7,624,091
Cross currency swaps	—	1,768,419
Financial liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	4,619,052	7,646,075
Total	31,328,456	17,038,585
Derivative financial instruments, current liability	7,144,738	12,532,131
Derivative financial instruments, non-current liability	24,183,718	4,506,454
Total	31,328,456	17,038,585

Interest rate swap agreements

The Group enters into fixed interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2012	September 30, 2013
GAS-one Ltd. (3)	Danish Ship Finance	Sept 2008	Sept 2008	August 2013	3.84%	67,744,111	—
GAS-one Ltd. (3)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	78,159,756	—
GAS-one Ltd.	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	—	64,174,180
GAS-two Ltd.	DNB bank ASA	Sept 2013	Feb 2014	April 2018	1.69%	—	34,166,667
GAS-two Ltd.	SEB(1)	Sept 2013	Feb 2014	April 2018	1.66%	—	34,166,667
GAS-two Ltd.	CBA(2)	Sept 2013	Feb 2014	April 2018	1.69%	—	34,166,667
GAS-three Ltd. (3)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	96,250,000	—
GAS-four Ltd. (3)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	96,250,000	—
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	60,000,000	59,117,647
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	75,000,000	73,897,059
GAS-six Ltd. (3)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	63,500,000	—
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	75,000,000	75,000,000
GAS-seven Ltd. (3)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	108,000,000	—
						719,903,867	374,688,887

(1) Skandinavinska Enskilda Banken AB (publ)

(2) Commonwealth Bank of Australia

(3) In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The cumulative loss of $11,282,857 from the period that the hedges were effective will be recycled to the profit or loss in the same manner as the hedged item will affect profit or loss, (i.e., amortized until the maturity of the hedging transaction). The amount that was reclassified to profit or loss for the nine months ended September 30, 2013 is $1,958,081.

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of September 30, 2013 with the exception of the six agreements for which the effectiveness criteria were not met as mentioned above.

For the swaps with Danish Ship Finance that was signed in June 2013, there was a loss recognized at inception of $317,440 which was charged against earnings and is presented under Financial costs including gain/(loss) on swaps which included fees and evidence that the respective transaction prices exceeded the valuation based on observable market data. For the four swap agreements entered into by the Group during the nine months ended September 30, 2012, there was a loss of $2,060,253 recognized on inception, charged against earnings which is included in Financial costs including gain/(loss) on swaps.

For the nine months ended September 30, 2013, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to $4,958,202 gain has been recognized in Other comprehensive income (September 30, 2012: $17,129,518 loss). The gain of $36,123 relating to the ineffective portion was recognized during the nine months ended September 30, 2013, in the profit or loss under Financial costs including gain/(loss) on swaps (September 30, 2012: $112,916 loss).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

F-13

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2012	September 30, 2013
GAS-eight Ltd.	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500,000	43,500,000
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500,000	43,500,000
GAS-eight Ltd.	SEB	May 2012	Mar 2014	Mar 2021	2.05%	14,000,000	14,000,000
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	14,000,000	14,000,000
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	14,000,000	14,000,000
GAS-eight Ltd.	CBA	May 2012	Mar 2014	Mar 2021	2.06%	14,000,000	14,000,000
GAS-one Ltd. (1) (2)	Danish Ship Finance	Sept 2008	Sept 2008	August 2013	3.84%	—	—
GAS-one Ltd. (1)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	—	74,040,949
GAS-three Ltd.(1)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	—	92,239,568
GAS-four Ltd. (1)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	—	92,239,568
GAS-six Ltd. (1)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	—	63,500,000
GAS-seven Ltd.(1)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	—	108,000,000
						143,000,000	573,020,085

(1) These interest rate swaps qualified for hedge accounting in December 2012.

(2) The swap matured in August 2013 and thus there is no notional amount as of September 30, 2013.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts as of September 30, 2013 amounted to a net gain of $15,570,214 (September 30, 2012: $4,819,978 loss), which was recognized against earnings in the period incurred and is included in Financial costs including gain/(loss) on swaps.

Cross currency swap agreements (“CCS”)

In June, 2013, GasLog entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the Bond (Note 4) thereby hedging the variability of the USD functional currency equivalent cash flows on the Bond. The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2012	September 30, 2013
GasLog Ltd.	DNB bank ASA	June 2013	June 2013	June 2018	7.40%	—	27,731,559
GasLog Ltd.	SEB	June 2013	June 2013	June 2018	7.41%	—	27,731,559
GasLog Ltd.	Nordea Bank Finland	June 2013	June 2013	June 2018	7.43%	—	27,743,098
						—	83,206,216

For the nine months ended September 30, 2013, the effective portion of changes in the fair value of CCSs amounting to $1,741,404 loss has been recognized in Other comprehensive income. The ineffective portion for the nine months ended September 30, 2013 of $27,015 loss impacted profit or loss for the period. The effect in Other comprehensive income from the translation of the Bond in U.S. Dollars as of September 30, 2013 was a loss of $224,453.

Fair value measurements

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The fair value of the CCSs at the end of the reporting period was determined by discounting the future cash flows that are estimated based on forward exchange rates and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties. The Group uses its judgment to make assumptions that are mainly based on market conditions for the estimation of the counterparty risk and the Group’s own risk that are considered for the calculation of the fair value of the interest rate and cross currency swaps. The interest rate swaps and CCSs meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 7. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 7 are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

10. Share-Based Payments

On May 17, 2013, GasLog Ltd. granted to executives, managers and certain employees of GasLog Ltd. and GasLog LNG Services Ltd., Restricted Stock Units (“RSU”) and Stock Appreciation Rights (“SAR”) in accordance with its 2013 Omnibus Incentive Compensation Plan (the “Plan”). The RSUs will vest on April 29, 2016 while the SARs will vest incrementally with one-third of the SARs vesting on each of April 29, 2014, 2015 and 2016. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

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The grant date was determined to be May 17, 2013, being the date the Company provided each concerned employee with the relevant agreements, which include information about the grant date, vesting and exercise periods, number of RSUs and SARs awarded, the exercise price in the case of SARs, and other information and which were signed by the employee as evidence of acceptance.

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares which is at the sole discretion of the compensation committee of the board of directors and hence these have been treated as equity settled as the Company has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date

RSUs	64,792	May 17, 2013	April 29, 2016	n/a	11.95
SARs	352,943	May 17, 2013	April 29, 2023	13.26	2.3753

Fair value

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton Method. Expected volatility was based on historical share price volatility for the period since the IPO. The expected dividend is based on the current dividend and management’s expectations of future payments. The significant assumptions used to estimate the fair value of the SARs is set out below:

Inputs into the model
Grant date share closing price	$13.26
Exercise price	$13.26
Expected volatility	29.31%
Expected term	6 years
Risk-free interest rate for the period similar to the expected term	1.08%

The fair value of the RSUs was determined by using the grant date closing price of $13.26 per share and adjusting for the effect of the expected dividends which holders of RSUs are not entitled using a risk-free interest rate of 0.4% for the three years until the expiry of the RSUs which resulted in a fair value of $11.95 per RSU.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
RSUs
Granted during the period	64,792	—	—	774,264
Outstanding as of September 30, 2013	64,792	—	2.58	774,264
SARs
Granted during the period	325,943	13.26	—	774,215
Outstanding as of September 30, 2013	325,943	13.26	2.58	774,215

The total expense recognized in respect of equity-settled employee benefits for the three and nine months ended September 30, 2013 is $184,307 and $308,514, respectively.

11. Segment Reporting

The Group’s segments are: (1) vessel ownership and (2) vessel management.

Unallocated items primarily comprise assets and expenses relating to the Group’s administrative functions including compensation paid to senior management and directors and other costs, as well as financial investment activities.

The following tables include revenues and results for these segments as of and for the periods presented in these unaudited condensed consolidated financial statements:

	Three months ended September 30, 2013
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of profit or loss
Revenues from external customers	40,509,456	2,667,241	—	—	43,176,697
Inter-segment revenues	—	2,142,315	—	(2,142,315)	—
Vessel operating and supervision costs	(7,800,183)	(1,804,351)	—	1,319,458	(8,285,076)
F-15

Depreciation of fixed assets	(8,263,792)	(87,587)	(41,640)	—	(8,393,019)
General and administrative expenses	(595,613)	(1,626,374)	(2,736,616)	456,000	(4,502,603)
Profit/(loss) from operations	23,849,868	1,291,244	(2,778,256)	(366,857)	21,995,999
Financial costs including gain/(loss) on swaps	(11,559,649)	(8,155)	(1,719,837)	—	(13,287,641)
Financial income	20,756	35	81,557	—	102,348
Share of profit of associate	350,816	—	—	—	350,816
Profit/(loss) for the period	12,661,791	1,283,124	(4,416,536)	(366,857)	9,161,522

	Three months ended September 30, 2012
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of profit or loss
Revenues from external customers	14,147,299	2,787,705	—	—	16,935,004
Inter-segment revenues	—	1,197,429	—	(1,197,429)	—
Vessel operating and supervision costs	(2,880,195)	(1,720,158)	—	971,054	(3,629,299)
Depreciation of fixed assets	(3,172,789)	(80,528)	(35,163)	—	(3,288,480)
General and administrative expenses	269,327	(1,494,539)	(1,712,824)	—	(2,938,036)
Profit/(loss) from operations	8,363,642	689,909	(1,747,987)	(226,375)	7,079,189
Financial costs including gain/(loss) on swaps	(4,621,111)	(13,889)	(4,598)	—	(4,639,598)
Finance income	56,241	—	425,024	—	481,265
Share of profit of associate	3,138	—	—	—	3,138
Profit/(loss) for the period	3,801,910	676,020	(1,327,561)	(226,375)	2,923,994

	Nine months ended September 30, 2013
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of profit or loss
Revenues from external customers	90,076,335	7,825,566	—	—	97,901,901
Inter-segment revenues	—	5,901,818	—	(5,901,818)	—
Vessel operating and supervision costs	(18,479,234)	(6,052,632)	—	3,795,305	(20,736,561)
Depreciation of fixed assets	(18,651,664)	(248,730)	(116,993)	—	(19,017,387)
General and administrative expenses	(1,046,254)	(5,603,511)	(9,787,066)	507,000	(15,929,831)
Profit/(loss) from operations	51,899,183	1,822,511	(9,904,059)	(1,599,513)	42,218,122
Financial costs including gain/(loss) on swaps	(6,353,831)	(34,647)	(1,789,790)	—	(8,178,268)
Financial income	53,708	460	296,472	—	350,640
Share of profit of associate	1,093,946	—	—	—	1,093,946
Profit/(loss) for the period	46,693,006	1,788,324	(11,397,377)	(1,599,513)	35,484,440
Statement of financial position as of September 30, 2013
Total assets	1,579,196,435	13,919,012	131,052,943	(61,124,639)	1,663,043,751
Total liabilities	1,001,064,334	6,873,624	89,889,804	(58,053,938)	1,039,773,824

	Nine months ended September 30, 2012
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of profit or loss
Revenues from external customers	42,133,385	8,111,021	—	—	50,244,406
Inter-segment revenues	—	3,319,356	—	(3,319,356)	—
Vessel operating and supervision costs	(7,718,462)	(5,398,488)	—	2,774,434	(10,342,516)
Depreciation of fixed assets	(9,444,538)	(231,969)	(96,804)	—	(9,773,311)
General and administrative expenses	(165,076)	(5,644,074)	(8,622,731)	—	(14,431,881)
Profit/(loss) from operations	24,805,309	155,846	(8,719,535)	(544,922)	15,696,698
Financial costs including gain/(loss) on swaps	(15,786,526)	(40,502)	(13,016)	—	(15,840,044)
Financial income	118,814	6	806,304	—	925,124
Share of profit of associate	761,153	—	—	—	761,153
Profit/(loss) for the period	9,898,750	115,350	(7,926,247)	(544,922)	1,542,931
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12. Earnings per Share (“EPS”)

Basic earnings per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period. Manager shares and subsidiary manager shares contained the right to receive non-forfeitable dividends (whether paid or unpaid) and participated equally with common shares in undistributed earnings and therefore were participating securities and, thus, are included in the two-class method of computing basic earnings per share for 2012. In 2013, there were no participating securities as the manager shares and subsidiary manager shares were converted to common shares prior to the completion of the IPO.

Diluted earnings per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	Three months ended
	September 30, 2012	September 30, 2013
Basic earnings per share
Profit for the period attributable to owners of the Group	2,923,994	9,161,522
Weighted average number of shares outstanding, basic	62,863,166	62,863,166
Basic earnings per share	0.05	0.15
Diluted earnings per share
Profit for the period attributable to owners of the Group used in the calculation of diluted earnings per share	2,923,994	9,161,522

Weighted average number of shares outstanding, basic	62,863,166	62,863,166
Potential ordinary shares	—	14,690
Weighted average number of shares used in the calculation of diluted earnings per share	62,863,166	62,877,856
Diluted earnings per share	0.05	0.15

The Company excluded the dilutive effect of 325,943 SARs in calculating diluted EPS for the three months ended September 30, 2013, as they were anti-dilutive.

	Nine months ended
	September 30, 2012	September 30, 2013
Basic earnings per share
Profit for the period attributable to owners of the Group	1,542,931	35,484,440
Less: Undistributed earnings allocated to manager shares and subsidiary manager shares	22,704	—
Earnings attributable to the owners of common shares (including common A shares) used in the calculation of basic EPS	1,520,227	35,484,440
Weighted average number of shares outstanding, basic	53,820,841	62,863,166
Basic earnings per share	0.03	0.56
Diluted earnings per share
Profit for the period attributable to owners of the Group used in the calculation of diluted earnings per share	1,542,931	35,484,440

Weighted average number of shares outstanding, basic	53,820,841	62,863,166
Potential ordinary shares	803,789	—
Weighted average number of shares used in the calculation of diluted earnings per share	54,624,630	62,863,166
Diluted earnings per share	0.03	0.56

The Company excluded the dilutive effect of 325,943 SARs and 64,792 RSUs in calculating diluted EPS for the nine months ended September 30, 2013, as they were anti-dilutive.

13. Subsequent Events

On November 13, 2013, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable on December 9, 2013 to shareholders of record as of November 25, 2013.

On October 4, 2013, GAS-fifteen Ltd. took delivery of the GasLog Chelsea and commenced its first short-term charter on October 11, 2013. Another short-term charter party agreement was signed on November 11, 2013.

In October 2013, the Group paid $9,962,500 to Samsung for the vessel under construction to be owned by GAS-ten Ltd.

In October 2013, Citibank International Plc., the existing lender of the GAS-fifteen Ltd. facility transferred $50,000,000 of the outstanding facility to DVB Bank America N.V. There was no other change to the terms of the original agreement.

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